Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON MAY 22, 2013

The Board is pleased to announce that the resolutions as set out in the notice of the AGM dated April 18, 2013 were duly passed by the Shareholders by way of poll at the AGM held on May 22, 2013.

Reference is made to the notice of the Annual General Meeting (the “AGM”) of Melco Crown Entertainment Limited (the “Company”) dated April 18, 2013.

The board of directors (the “Board”) is pleased to announce that the resolutions as set out in the notice of the AGM dated April 18, 2013 were duly passed by the shareholders of the Company (the “Shareholders”) by way of poll at the AGM held on May 22, 2013. Computershare Hong Kong Investor Services Limited, the Hong Kong share register of the Company, was appointed as the scrutineer for the vote-taking at the AGM.

The poll results in respect of all the resolutions proposed at the AGM are set out below:

Ordinary Resolutions		Number of Votes (%)
		For	Against
1.	To ratify the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, and to receive and adopt the audited consolidated financial statements and the directors’ and auditors’ reports for the year ended December 31, 2012.	1,107,870,030 (100%)	0 (0%)

The resolution was duly passed as an ordinary resolution.

2.(i)	To re-elect Mr. John Peter Ben Wang as a non-executive director of the Company.	1,107,870,030 (100%)	0 (0%)

The resolution was duly passed as an ordinary resolution.

2.(ii)	To re-elect Mr. Rowen Bruce Craigie as a non-executive director of the Company.	1,107,870,030 (100%)	0 (0%)

The resolution was duly passed as an ordinary resolution.

2.(iii)	To re-elect Mr. Yiu Wa Alec Tsui as an independent non- executive director of the Company.	1,107,731,430 (99.99%)	138,600 (0.01%)

The resolution was duly passed as an ordinary resolution.

2.(iv)	To re-elect Mr. Robert Wason Mactier as an independent non-executive director of the Company.	1,107,870,030 (100%)	0 (0%)

The resolution was duly passed as an ordinary resolution.

3.	To authorize the Board of the Company to fix the remuneration of the Company’s directors (the “Directors”).	1,107,870,030 (100%)	0 (0%)

The resolution was duly passed as an ordinary resolution.

4.	To ratify the appointment of and re-appoint the independent auditors of the Company, Deloitte Touche Tohmatsu, and to authorize the Board to fix their remuneration.	1,107,870,030 (100%)	0 (0%)

The resolution was duly passed as an ordinary resolution.

5.	To grant a general and unconditional mandate to the Directors to issue new shares of the Company not exceeding 20% of the issued share capital of the Company as at the date of passing this resolution.	1,107,730,530 (99.99%)	139,500 (0.01%)

The resolution was duly passed as an ordinary resolution.

6.	To grant a general and unconditional mandate to the Directors to repurchase shares of the Company not exceeding 10% of the issued share capital of the Company as at the date of passing this resolution.	1,107,870,030 (100%)	0 (0%)

The resolution was duly passed as an ordinary resolution.

7.	To extend the general mandate granted to the Directors to issue new shares of the Company by the aggregate nominal amount of shares repurchased by the Company.	1,107,730,530 (99.99%)	139,500 (0.01%)

The resolution was duly passed as an ordinary resolution.

As of the date of AGM, the total number of shares of the Company was 1,662,128,075, which was the total number of shares entitling the shareholders to attend and vote for or against the resolutions proposed at the AGM. There were no restrictions on any Shareholders to cast votes of the proposed resolutions at the AGM and there were no shares entitling the Shareholders to attend and vote only against any of the proposed resolutions at the AGM. No Shareholder was required to abstain from voting at the AGM for approving the resolutions proposed at the AGM.

By Order of the Board of
Melco Crown Entertainment Limited
Stephanie Cheung
Company Secretary

Macau, May 22, 2013

As at the date of this document, the Board comprises one executive Director, namely Mr. Ho, Lawrence Yau Lung (Co-Chairman and Chief Executive Officer); five non-executive Directors, namely Mr. Packer, James Douglas (Co-Chairman), Mr. Wang, John Peter Ben, Mr. Chung, Yuk Man, Mr. Nisbet, William Todd, and Mr. Craigie, Rowen Bruce; and four independent non-executive Directors, namely Mr. MacKenzie, James Andrew Charles, Mr. Wu, Thomas Jefferson, Mr. Tsui, Yiu Wa Alec, and Mr. Mactier, Robert Wason.

This announcement is proposed in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.

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